January 15, 2025

Jason Coloma, Ph.D.
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, CA 94080

       Re: Maze Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed January 7, 2025
           File No. 333-284164
Dear Jason Coloma Ph.D.:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Notes to the condensed financial statements
Note 13. Subsequent Events, page F-49

1.     Please revise to address the following:
           Disclose the incremental cost of repricing your 32,935,592 outstanding stock options to be recognized in the fourth quarter and subsequent to the fourth quarter and your accounting for the modification.
           You disclose here that from October 1, 2024 through January 7, 2025, you granted a total of 16,104,100 stock options. Please reconcile this with your table on page 3 of your response letter dated January 10, 2025 that appears to indicate you granted new 16,128,100 options on December 9, 2024.
           Revise your footnote to separately quantify the new options you granted in
           December 2024.
 January 15, 2025
Page 2

             Revise your section titled Common stock valuations on page 110 to quantify the new options granted as well as the options that were repriced in December 2024, including the exercise price and valuation used for the underlying common stock.
           Explain how this valuation compares to the conversion price of the Series D issued in November 2024 as well as the price range in the offering prospectus.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-
3675 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amanda Rose